UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 25, 2014

URS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-7567	94-1381538
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

600 Montgomery Street, 26th Floor

San Francisco, California 94111-2728

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (415) 774-2700

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

Pending Merger

As previously announced, on July 11, 2014, URS Corporation (“URS”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AECOM Technology Corporation (“AECOM”), ACM Mountain I, LLC, a direct wholly-owned subsidiary of AECOM (“Merger Sub”), and ACM Mountain II, LLC, a direct wholly-owned subsidiary of AECOM (“Merger Sub I”). The Merger Agreement provides for the merger of Merger Sub with and into URS, with URS continuing as the surviving company and a direct wholly-owned subsidiary of AECOM (the “Merger”). Immediately thereafter, as part of a single integrated transaction with the Merger, pursuant to the Merger Agreement, URS will merge with and into Merger Sub I, with Merger Sub I continuing as the surviving company and a direct wholly-owned subsidiary of AECOM.

Completion of the Merger is subject to certain customary conditions, including approval by both the AECOM and URS stockholders, approval of the listing of the shares of AECOM common stock to be issued in the Merger on the New York Stock Exchange, receipt of required regulatory approvals and/or expiration or termination of applicable waiting periods, effectiveness of AECOM’s registration statement on Form S-4 and receipt of customary opinions related to certain tax matters from the parties’ respective counsels. On August 1, 2014, AECOM filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM (the “Joint Proxy Statement/Prospectus”). On August 4, 2014, the Federal Trade Commission granted URS and AECOM early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On August 21, 2014, the Canadian Competition Bureau granted Canada Competition Act Clearance (as defined in the Merger Agreement) to URS and AECOM.

As described in the Joint Proxy Statement/Prospectus, the Merger Agreement includes a provision that requires URS to enter into a confidentiality agreement that includes a standstill provision before providing any diligence materials to, or engaging with, any third party bidder with respect to a competing acquisition proposal that constitutes or is reasonably likely to lead to a Company Superior Proposal (as defined in the Merger Agreement). URS’s and AECOM’s intent with respect to this provision of the Merger Agreement is that the standstill not apply to the competing acquisition proposal itself. Furthermore, URS and AECOM agree that if a confidentiality agreement were to be entered into under these circumstances, the standstill would have a clear exception for such competing acquisition proposal. URS and AECOM will make the operation of the standstill clear to any person with whom URS enters into a confidentiality agreement and will be amending the Joint Proxy Statement/Prospectus to describe the foregoing. As set forth in the Joint Proxy Statement/Prospectus, the URS Board of Directors actively shopped URS before it entered into the Merger Agreement with AECOM and publicly announced the formation of a Value Creation Committee of the URS Board of Directors to explore strategic alternatives, thus informing all relevant persons. No superior proposal has emerged to date.

Cautionary Note Regarding Forward-Looking Statements

All statements in this document other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by AECOM and URS. AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

In connection with the proposed transaction, on August 1, 2014, AECOM filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and other relevant documents filed with the SEC (including the definitive joint proxy statement/prospectus), when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online at www.aecom-urs.com.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM directors and executive officers is available in AECOM proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about URS’s directors and executive officers is available in URS’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URS CORPORATION
(Registrant)

By:	/s/ Reed N. Brimhall
Reed N. Brimhall
Vice President and Chief Accounting Officer

Date: August 25, 2014